November 15, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attenion:	Russell Mancuso
Mary Beth Breslin

Re:
MultiCell Technologies, Inc. Application For Withdrawal of the Withdrawal Request filed on November 10, 2010 (for the withdrawal of the Company’s Post-Effective Amendment filed on May 9, 2008 (the “Post-Effective Amendment”) to the Registration Statement on Form SB-2, file number 333-137850 (the “Registration Statement”)) for technical corrections

Ladies and Gentlemen:

MultiCell Technologies, Inc., a Delaware corporation, hereby applies to withdraw the withdrawal request filed on November 10, 2010 (for the withdrawal of the Post-Effective Amendment to the Company’s Registration Statement) (the “Original Withdrawal Request”).  The Original Withdrawal Request was originally filed with an incorrect EDGAR tag designating the filing as withdrawal of the entire Registration Statement rather than withdrawal of the Amendment.

After filing of this withdrawal request to withdraw the Original Withdrawal Request, the Company intends to file a separate withdrawal request to withdraw the Post-Effective Amendment with the file number 333-137850.

If you are in need of additional information, please feel free to contact Elizabeth Kane of Wilson Sonsini Goodrich & Rosati at (858) 350-2242 or via facsimile at (858) 350-2399, or the undersigned at (401) 762-0045.

Sincerely,

MULTICELL TECHNOLOGIES, INC.
By:           /s/ W. Gerald Newmin
    W. Gerald Newmin
    Chief Executive Officer (principal executive officer)